EXHIBIT 11
SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
Three months ended March 31, 2008 and 2007

2008	Income	Shares	Per Share
($ in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income available to common stockholders	$20,503	52,675	$0.39

Effect of dilutive securities:
Restricted stock	—	699
Stock options	—	322
Deferred shares	—	186

Diluted EPS:
Net income available to common stockholders	$20,503	53,882	$0.38

2007	Income	Shares	Per Share
($ in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income available to common stockholders	$37,252	54,550	$0.68

Effect of dilutive securities:
Restricted stock	—	1,104
Convertible debt	406	4,109
Stock options	—	431
Deferred shares	—	178

Diluted EPS:
Net income available to common stockholders and assumed conversions	$37,658	60,372	$0.62